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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733




Contact: Ann Smith
         Wood Associates
         408-731-4622
         ann smith@woodteam.com
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FOR IMMEDIATE RELEASE
---------------------

                  WOOD ASSOCIATES AND GOLDEN STATE WARRIORS IN
                         PROMOTIONAL PRINTING AGREEMENT

            Wood Associates Selected as Preferred Vendor by NBA Club; Game-Day Giveaways, Custom Items, Community Outreach Part of Agreement

(Santa Clara, CA - August 29, 2001) - Wood Associates (http://www.WoodTeam.com),
                                                       -----------------------
a leading supplier of promotional merchandise and marketing solutions, today announced that it has signed a promotional printing agreement with the Golden State Warriors of the National Basketball Association (http://www.gs-warriors.com). Details of the one-year, six-figure agreement were
 --------------------------
not disclosed.

Wood Associates was selected by the Warriors as the team's preferred vendor of promotional items for the upcoming 2001-2002 season. As part of the agreement, Wood Associates will print game-day giveaways for fans, such as mouse pads, screen savers, schedule magnets, mini basketballs, t-shirts, apparel, and more. The company will also produce special custom products for the team's suite holders and season-ticket holders, including a team media guide and pocket-sized calendars.

In addition to printing promotional items for the Warriors, Wood Associates is involved in various marketing initiatives for the team, including birthday events for children as well as the Warriors' community outreach program. The agreement between the two organizations was signed in June 2001.

Wood Associates offers promotional items and marketing solutions to corporate America, boasting over 200 Fortune 1000 accounts. The proposed merger of Wood Associates with iPrint Technologies, inc. (NASDAQ: IPRT), if and when completed, will allow Wood Associates to add leading-edge e-Print technology to their corporate mix as well as offer additional commercial imprinting services such as business cards, stationery, brochures, direct mail printing, and e-fulfillment.

About Wood Associates

Founded in 1985, Santa Clara-based Wood Associates (Wood Alliance, Inc.) is one of the leading promotional marketing companies in the United States. With a network of 19 offices nationwide, the company has created and managed marketing programs for world-class companies like AOL Time Warner, BP, Charles Schwab, and Compaq. In addition to providing "one-stop shopping" for promotional programs such as logo merchandise and catalog marketing, Wood Associates delivers unique web-based promotions

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and incentive programs to enhance branding. The company's web programs can be integrated with existing promotional campaigns to create maximum impact for the customer. On June 25, 2001, Wood Associates announced that it signed an agreement to merge with iPrint Technologies, inc. (NASDAQ: IPRT), the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. For more information on Wood Associates, call (800) 755-9655 or visit the company's web site at www.WoodTeam.com.
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(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites
Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

                                      # # #

Caution applicable under certain SEC rules

Wood Associates is a party to a merger agreement with iPrint Technologies, inc. which contemplates a business combination in which the securities of Wood Associates will be exchanged for securities of iPrint Technologies, inc. Accordingly, the following information is provided:

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This press release contains "forward looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to plans and expectations about the business relationship with the Golden State Warriors and potential merger with iPrint Technologies, inc. Actual results could differ materially from those stated or implied in our forward-looking statements due to risks and uncertainties associated with our business and the proposed merger, including without limitation, the completion of the merger and the ability of the two companies to successfully integrate, as well as contractual conditions and other contingencies which govern the business relationship with the Golden State Warriors. These include, but are not limited to, customer order levels, technological difficulties or resource constraints, and any discontinuance or modification of the business relationship.